UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                             InfoSearch Media, Inc.
                             ----------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    45677V108
                                    ---------
                                 (CUSIP Number)

                                 April 25, 2006
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 2 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay Goldman Asset Management, L.L.C.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,190,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,190,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,190,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 3 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Jay G. Goldman
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,190,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,190,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,190,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 4 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Woodmont Investments Limited
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             2,190,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            2,190,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,190,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 5 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Open Road Management, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             570,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            570,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           570,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.3%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 6 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Thomas Isenberg
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            50,000
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             570,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 50,000
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            570,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           620,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.5%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

-------------------                                           ------------------
CUSIP No. 45677V108                    13G                    Page 7 of 16 Pages
-------------------                                           ------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Open Road Partners, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             305,000
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            305,000

---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           305,000
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           OO
---------- ---------------------------------------------------------------------

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of InfoSearch Media, Inc., a corporation organized under the laws of the State of Delaware.

Item 1(a):          Name of Issuer:
---------           --------------

     The name of the issuer is InfoSearch Media, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

     The Company's principal executive office is located at 4086 Del Rey Avenue, Marina Del Rey, California 90292.

Item 2(a):          Name of Person Filing:
---------           ---------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Jay Goldman Asset Management, L.L.C., a Delaware limited liability company ("JGAM"), which serves as the investment adviser to Woodmont Investments Limited, a British Virgin Islands private mutual fund ("Woodmont"), with respect to shares of Common Stock directly beneficially owned by Woodmont and shares of Common Stock issuable upon exercise of warrants held by Woodmont (collectively, the "Jay Goldman Shares");

     2. Mr. Jay G. Goldman ("Mr. Goldman"), who serves as the manager of JGAM, with respect to the Jay Goldman Shares;

     3. Woodmont, with respect to the shares of Common Stock directly held by it and the shares of Common Stock issuable upon exercise of warrants held by it;

     4. Open Road Management, LLC, a New York limited liability company ("Open Road Management"), which serves as the investment manager to Open Road Partners, L.P., a Delaware limited partnership ("Open Road Partners") and to a managed account holding the Woodmont Joint Shares
          (as defined in Item 4 below), with respect to shares of Common Stock directly beneficially owned by Open Road Partners (the "Open Road Shares"), the Woodmont Joint Shares (as defined in Item 4 below) and the shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants (as defined in Item 4 below);

     5. Mr. Thomas Isenberg, ("Mr. Isenberg"), who serves as the manager of Open Road Management, with respect to the Open Road Shares, the Woodmont Joint Shares (as defined in Item 4 below), the shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants (as defined in Item 4 below) and the shares of Common Stock directly held by him; and

     6. Open Road Partners, with respect to the shares of Common Stock directly held by it and the shares of Common Stock issuable upon exercise of warrants held by it.

     JGAM may be deemed to beneficially own the Jay Goldman Shares by virtue of its position as investment adviser of Woodmont. Mr. Goldman may be deemed to beneficially own the Jay Goldman Shares by virtue of his position as manager of JGAM. JGAM, Mr. Goldman and Woodmont are hereinafter sometimes collectively referred to as the "Jay Goldman Reporting Persons."

     Open Road Management may be deemed to beneficially own the Open Road Shares by virtue of its position as investment manager of Open Road Partners. Mr. Isenberg may be deemed to beneficially own the Open Road Shares by virtue of his position as manager of Open Road Management. Open Road Management, Mr. Isenberg and Open Road Partners are hereinafter sometimes collectively referred to as the "Open Road Reporting Persons." The Jay Goldman Reporting Persons have retained Open Road Management and Mr. Isenberg to manage the Woodmont Joint Shares (as defined in Item 4 below) and the shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants (as defined in Item 4 below), and as a result, the Open Road Reporting Persons may be deemed to beneficially own such Woodmont Joint Shares and such Woodmont Joint Warrants.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
---------           -----------------------------------------------------------

     The address of the principal business office of JGAM and Mr. Goldman is c/o
J. Goldman & CO. LP, 152 West 57th Street, New York, New York 10019. The address of the principal business office of Woodmont is Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

     The address of the principal business office of Open Road Management, Open Road Partners and Mr. Isenberg is 152 West 57th Street, 48th Floor, New York, New York 10019.

Item 2(c):          Citizenship:
---------           -----------

     JGAM is organized under the laws of the State of Delaware. Mr. Goldman is a citizen of the United States of America. Woodmont is organized under the laws of the British Virgin Islands.

     Open Road Management is organized under the laws of the State of New York. Open Road Partners is organized under the laws of the State of Delaware. Mr. Isenberg is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
---------           ----------------------------

     Common Stock, par value $0.001 ("Common Stock").

Item 2(e):          CUSIP Number:
---------           ------------

     45677V108


Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
------              --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    -----------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
------              ---------

     A.   JGAM
          ----

     (a) Amount beneficially owned: 2,190,000 shares of Common Stock, consisting of 1,890,000 shares of Common Stock held by Woodmont and 300,000 shares of Common Stock issuable upon exercise of warrants held by Woodmont.
     (b) Percent of class: 5.1%. This percentage is based upon a total of 42,577,775 shares of Common Stock, calculated as the sum of (i) 42,277,775 shares of Common Stock issued and outstanding as of March 8, 2006, as reported in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 (the "Reported Share Number"), and (ii) the 300,000 shares of Common Stock issuable upon exercise of warrants held by Woodmont.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 2,190,000
          (iii) Sole power to dispose or direct the disposition: -0-

          (iv)  Shared power to dispose or direct the disposition: 2,190,000

     B.   Mr. Goldman
          -----------

     (a) Amount beneficially owned: 2,190,000 shares of Common Stock, consisting of 1,890,000 shares of Common Stock held by Woodmont and 300,000 shares of Common Stock issuable upon exercise of warrants held by Woodmont.
     (b) Percent of class: 5.1%. This percentage is based upon a total of 42,577,775 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 300,000 shares of Common Stock issuable upon exercise of warrants held by Woodmont.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 2,190,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 2,190,000

     C.   Woodmont
          --------

     a) Amount beneficially owned: 2,190,000 shares of Common Stock, consisting of 1,890,000 shares of Common Stock held directly by it and 300,000 shares of Common Stock issuable upon exercise of warrants held directly by it.
     (b) Percent of class: 5.1%. This percentage is based upon a total of 42,577,775 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) the 300,000 shares of Common Stock issuable upon exercise of warrants held directly by it.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 2,190,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 2,190,000

     D.   Open Road Management
          --------------------

     a) Amount beneficially owned: 570,000 shares of Common Stock, consisting of 280,000 shares of Common Stock held by Open Road Partners, 25,000 shares of Common Stock issuable upon exercise of warrants held by Open Road Partners, 240,000 shares of Common Stock held by Woodmont, as to which the Open Road Reporting Persons have been granted authority to vote or dispose of such shares of Common Stock (the "Woodmont Joint Shares"), and 25,000 shares of Common Stock issuable upon exercise of warrants held by Woodmont, as to which authority has been granted to the Open Road Reporting Persons to vote or dispose of such warrants (the "Woodmont Joint Warrants").
     (b) Percent of class: 1.3%. This percentage is based upon a total of 42,327,775 shares of Common Stock, calculated as the sum of (i) the Reported Share Number, (ii) 25,000 shares of Common Stock issuable upon exercise of warrants held by Open Road Partners and (iii) 25,000 shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 570,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 570,000

     E.   Mr. Isenberg
          ------------

     a) Amount beneficially owned: 620,000 shares of Common Stock, consisting of 280,000 shares of Common Stock held by Open Road Partners, 25,000 shares of Common Stock issuable upon exercise of warrants held by Open Road Partners, the Woodmont Joint Shares, 25,000 shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants and 50,000 shares of Common Stock held directly by Mr. Isenberg.
     (b) Percent of class: 1.5%. This percentage is based upon a total of 42,327,775 shares of Common Stock, calculated as the sum of (i) the Reported Share Number, (ii) 25,000 shares of Common Stock issuable upon exercise of warrants held by Open Road Partners and (iii) 25,000 shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 50,000
          (ii)  Shared power to vote or direct the vote: 570,000
          (iii) Sole power to dispose or direct the disposition: 50,000
          (iv)  Shared power to dispose or direct the disposition: 570,000

     F.   Open Road Partners
          ------------------

     a) Amount beneficially owned: 305,000 shares of Common Stock, consisting of 280,000 shares of Common Stock held directly by it, and 25,000 shares of Common Stock issuable upon exercise of warrants held by it.
     (b) Percent of class: 0.7%. This percentage is based upon a total of 42,302,775 shares of Common Stock, calculated as the sum of (i) the Reported Share Number and (ii) 25,000 shares of Common Stock issuable upon exercise of warrants held by it.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 305,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 305,000

     By virtue of the relationships among the Jay Goldman Reporting Persons and the Open Road Reporting Persons, the Jay Goldman Reporting Persons and the Open Road Reporting Persons may be deemed to be a "group" within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act. The Jay Goldman Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Open Road Reporting Persons, except with respect to the Woodmont Joint Shares and the shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants. The Open Road Reporting Persons expressly disclaim beneficial ownership of any of the shares of Common Stock beneficially owned by any of the Jay Goldman Reporting Persons, except with respect to the Woodmont Joint Shares and the shares of Common Stock issuable upon exercise of the Woodmont Joint Warrants. Open Road Management expressly disclaims beneficial ownership of the 50,000 shares of Common Stock owned directly by Mr. Isenberg.

Item 5:             Ownership of Five Percent or Less of a Class:
------              --------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:             Ownership of More than Five Percent on Behalf of Another
------              --------------------------------------------------------
                    Person:
                    ------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
------              ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ---------------

         Not applicable.

Item 8:             Identification and Classification of Members of the Group:
------              ---------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
------              ------------------------------

     Not applicable.

Item 10:            Certification:
-------             -------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 5, 2006


                                       JAY GOLDMAN ASSET MANAGEMENT, L.L.C.

                                       By: /s/ Jay G. Goldman
                                           -------------------------------
                                           Name:  Jay G. Goldman
                                           Title: Manager


                                       JAY G. GOLDMAN

                                       /s/ Jay G. Goldman
                                       ------------------------------
                                       Jay G. Goldman


                                       WOODMONT INVESTMENTS LIMITED

                                       By: Jay Goldman Asset Management, L.L.C.,
                                           its investment adviser

                                           By: /s/ Jay G. Goldman
                                               ------------------------------
                                               Name:  Jay G. Goldman
                                               Title: Manager

                                       OPEN ROAD MANAGEMENT, LLC

                                       By: /s/ Thomas Isenberg
                                           ------------------------------
                                           Name:  Thomas Isenberg
                                           Title: Manager


                                       OPEN ROAD PARTNERS, L.P.

                                       By: Open Road Capital, LLC,
                                           its general partner

                                           By: /s/ Thomas Isenberg
                                               ------------------------------
                                               Name:  Thomas Isenberg
                                               Title: Managing Member


                                       THOMAS ISENBERG

                                       /s/ Thomas Isenberg
                                       ----------------------------
                                       Thomas Isenberg







                 [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO
                             INFOSEARCH MEDIA, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Jay Goldman Asset Management, L.L.C., Jay G. Goldman, Woodmont Investments Limited, Open Road Management, LLC, Thomas Isenberg and Open Road Partners, L.P., dated May 5, 2006.